

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via E-mail
Frank Neukomm
Chief Executive Officer
Hydrogen Future Corp.
2525 Robinhood Street, Suite 1100
Houston, Texas 77005

> **Re: Hydrogen Future Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 25, 2015**
> **File No. 000-55153**

Dear Mr. Neukomm:

We have limited our review of your preliminary information statement to the issue we have addressed in our comment. Please respond to this letter by revising the preliminary information statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to this comment, we may have additional comments.

1. Please revise your information statement to discuss any plans, arrangements, understandings or agreements, written or oral, with respect to the issuance of any newly authorized shares of common stock resulting from the amendment of the registrant's Articles of Incorporation. If there are none, please so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director